Exhibit 99.1

NYSE, TSX: NTR	News Release

June 12, 2026

Nutrien Cautions Investors Regarding Ocehan LLC’s

Below Market “Mini-Tender” Offer

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) has received notice of an unsolicited “mini-tender” offer made by Ocehan LLC (“Ocehan”) to purchase up to 100,000 Nutrien common shares, or approximately 0.02% of Nutrien’s outstanding shares, at a price of C$70.20 per share. The offering price represents a discount of 24.91% and 26.13%, respectively, to the closing prices of Nutrien shares on the Toronto Stock Exchange and New York Stock Exchange on May 8, 2026, the last trading day before the mini-tender offer was commenced.

Nutrien does not endorse Ocehan’s unsolicited offer, has no association with Ocehan or its offer, and does not recommend or endorse this unsolicited mini-tender offer. Shareholders are cautioned that Ocehan’s offer has been made at a price below the current market price for the shares.

Ocehan has made similar unsolicited mini-tender offers for shares of several other public companies. Mini-tender offers are designed to avoid many of the investor protections like disclosure and procedural protections applicable to most take-over bids and tender offers under Canadian and U.S. securities law. The Canadian Securities Administrators (“CSA”) and the U.S. Securities and Exchange Commission (“SEC”) have expressed concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

Comments from the CSA on mini-tender offers can be found on the Ontario Securities Commission website at: CSA Staff Notice 61-301 Staff Guidance on the Practice of “Mini-Tenders”. The SEC has noted that “bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” The SEC’s advisory to investors can be found at: https://www.sec.gov/about/reports-publications/investorpubsminitend.

Nutrien urges shareholders to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to Ocehan’s offer. Shareholders who have already tendered their shares should consider taking actions to withdraw them, including reviewing the withdrawal procedures in Ocehan’s offering documents.

Nutrien strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at: Letter to SIA re: Broker-Dealer Mini-Tender Offer Dissemination and Disclosures (sec.gov) and the relevant provisions in the CSA’s notice referenced above. Nutrien requests that a copy of this news release be included with all distributions of materials relating to Ocehan’s mini-tender offer related to Nutrien shares.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Contact

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933 8545 – investors@nutrien.com

Media Contact

Simon Scott

Vice President, Global Communications

(403) 225 7213 – media@nutrien.com

Contact us at: www.nutrien.com